COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Announces Third Quarter 2004 Results

São Paulo, Brazil, October 27, 2004 — Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announced today its third quarter 2004 results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons refer to the year of 2003.

Highlights

•	Gross sales totaled R$3,760.5 million in 3Q04, representing a 25.8% growth compared to the same period of 2003;

•	Same store sales grew by 9% in the quarter, totaling 3.7% in the year;

•	Gross margin reached 29.8% in the quarter compared to 28.8% in the 3rd quarter 2003;

•	EBITDA was R$275.4 million in the third quarter, a 33.7% growth and 8.9% margin;

•	Net income (excluding non-operating results) of R$83.9 million in the quarter, a 76.4% growth over the same period of 2003.

CEO Message

“During the third quarter of 2004, we witnessed an improvement in the consumption environment in our country, reflecting positively in our sales figures, which grew by 9% in the same store basis. We strongly believe that this good performance reflects not only the recovery of the retail sector in the country, but also the efficiency gains obtained by CBD over the last years, representing today an excellent positioning in terms of store formats and competitiveness.

In addition to the improvement in sales, the highlight of the quarter was the improvement in margins and net income. We registered the best gross and EBITDA margins in a third quarter since the IPO in 1995, 29.8% and 8.9% respectively. Our net income, excluding non-operating results, reached R$83.9 million, a 76.4% growth over 2003.

We still have a big challenge ahead, regarding the increase in our asset turnover and larger returns on the invested capital. Profitability increase is the main focus of CBD now and to reach this goal we are giving priority to actions that lead to an increase in same store sales and continuous productivity gains.”

Augusto Cruz

Companhia Brasileira de Distribuição (CBD) is the largest company in the retail sector and operates 553 stores in 12 Brazilian states. CBD operates under three formats: supermarkets (Pão de Açúcar, CompreBem Barateiro and Sendas), hypermarkets (Extra) and consumer electronic/home appliance stores (Extra-Eletro).

Comments on Sales Performance

CBD - Companhia Brasileira de Distribuição gross sales totaled R$3,760.5 million in the third quarter of 2004, representing a 25.8% growth in comparison to the same period of the previous year. Sales of Sendas Distribuidora, partnership between CBD and Sendas chain in the State of Rio de Janeiro, reached R$798.6 million, approximately 21.2% of total sales.

Net sales increased by 22.8%, totaling R$3,099.0 million. The difference between gross sales and net sales growth is due to the increase in COFINS (tax for social security financing) which occurred in February.

In the third quarter, CBD registered the best same store sales performance of the year, with a 9.0% nominal growth and 1.9% real growth.

The main contributors to this performance were:

i	Double-digit growth in the Extra and CompreBem Business Units.

ii	Recovery of food products sales, enhanced by the consumption of discretionary items.

iii	Increase in the clients traffic on a same store basis, reflecting the good positioning in terms of price competitiveness and store operations.

Same store sales of food products grew by 7.0% in the quarter, whilst non-food products grew by 16.9%.

The 9-month accumulated gross sales increased by 18.1%, reaching R$ 10,922.0 million. Net sales increased by 14.8%, totaling R$ 8,969.8 million. Accumulated 2004 same store sales registered a 3.7% increase in nominal terms and a 2.6% decrease in real terms.

Note: Same store sales include only stores whose operating period is longer than 12 months.

Operating Performance

The following performance report refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results (partnership between CBD and Sendas chain in the State of Rio de Janeiro).

Gross Income

Gross income in the quarter totaled R$ 924.8 million, a 27.5% increase in comparison to the same period of the previous year. Gross margin in the period reached 29.8%, 100 basis points higher than the margin reported in 3Q03. This margin growth is the result of the following factors: (i) better negotiation with suppliers (ii) positive impact of the new COFINS calculation system, with its non-cumulative nature leading to gains for the Company; and (iii) greater participation of higher margin items in the product mix, such as private label and second line products.

Sendas Distribuidora gross margin reached 30.0% in the quarter, already reflecting a significant improvement compared to the beginning of the operations (see previous chart). This improvement was due to operating efficiency gains and better commercial conditions.

The 9-month accumulated gross income increased by 18.3% over the same period of 2003, reaching R$ 2,639.2 million. Gross margin was 29.4%, higher than the 28.5% margin registered in the same period of 2003. The 9-month accumulated gross income for Sendas Distribuidora was R$528.9 million, with a 29.2% gross margin.

Operating Expenses

As a percentage of net sales, operating expenses totaled 21.0%, against 20.6% in the same period of 2003. In the first nine months of 2004, operating expenses reached 21.1% of net sales, compared to 20.4% in the same period of 2003.

If we analyze operating expenses over gross sales, in order to eliminate the effect of the COFINS increase on comparison basis, the Company registered operating expenses equivalent to 17.3% of gross sales, slightly below the 17.4% recorded in the same period of the previous year. This small improvement was achieved even though Sendas Distribuidora reported operating expenses over gross sales of 21.6%, considerably above the Company's average.

The highlight was, once again, general and administrative expenses, which reached 3.0% of gross sales, significantly inferior to the 3.6% reported in the same period of 2003, as a result of the gains of scale obtained in the period.

EBITDA

EBITDA in the quarter reached R$ 275.4 million, a 33.7% increase compared to the same period of 2003, with an 8.9% margin (8.2% margin in the same period of 2003). The 9-month accumulated EBITDA reached R$ 746.5 million, with a 17.2% increase and 8.3% margin (8.2% margin in the same period of the previous year).

It is worth mentioning the sequential improvement obtained by Sendas Distribuidora in 2004. Sendas Distribuidora obtained an EBITDA margin of 4.7% in the 3rd quarter, above the 2.3% and 4.3% reported in the first and second quarters of 2004, respectively. CBD believes that, by increasing sales and productivity of these stores, EBITDA margin will gradually be closer to CBD's average.

Financial Result

Financial expenses in the quarter totaled R$147.3 million, lower than the R$185.8 million registered in the third quarter of 2003, reflecting, mainly, lower funding costs. It should be noted that of this total, R$42.9 million corresponds to Sendas Distribuidora financial expenses.

Financial income totaled R$79.2 million, lower than the R$140.3 million of 3Q03 due to lower income from cash investments and the continuation of a promotional environment for credit sales.

Net financial expenses reached R$68.0 million in the quarter and R$218.7 million in the first 9 months, compared to R$45.4 million and R$168.6 million, respectively, in 2003.

Non-Operating Income

FIC - Financeira Itaú CBD - was created after the acquisition by Itaú of a 50% stake in a CBD’s subsidiary. This new financial institution, with initial capital stock of R$150 million, will structure and offer financial products and services exclusively for CBD's clients. The association generated a net non-operating income for CBD of R$90.8 million, as a result of gross non-operating income of R$380 million deducted by installments subject to the fulfillment of performance targets over the next 5 years (R$152.5 million), asset write-offs and other expenses.

Pre-Tax Income

Pre-Tax Income (EBT) in the third quarter totaled R$150.5 million, impacted by non-operating income mentioned above, totaling R$224.4 million in the first nine months of 2004. Excluding the effect of this non-operating income, EBT reached R$63.4 million in the quarter and R$137.9 million in the last 9 months.

Minority Interest

Sendas Distribuidora presented a net loss of R$16.2 million. The Company holds a 50% participation in Sendas Distribuidora, and is therefore entitled to minority interest of R$8.1 million.

Net Income

In the third quarter, net income was R$ 171.0 million. Excluding the R$ 87.1 million non-operating income, net income was R$83.9 million, 76.4% above the same period of 2003. The 9-month accumulated net income reached R$ 170.6 million (R$141.3 million in 2003).

R$ thousand	3Q03	3Q04	9M03	9M04

Net Income (1)	52,083	170,997	149,434	257,121

Non-operating Income (2)	4,514	87,080	8,157	86,509

Net income excluding Non- operating Income (1) - (2)	47,569	83,917	141,277	170,612

Working Capital

Inventory turnover rate was 40.5 days in the quarter, remaining flat compared to the 39.4 days in the same period of the previous year. The average term with suppliers was of 48.3 days, a significant improvement against the 39.7 days registered in 3Q03.

Average term of receivables reached 12.3 days, considerably better than in 2Q03 (30 days) and in the previous quarter (15.2 days), as a result of the increase in Receivables Securitization.

Capital Expenditures

Capital Expenditures in the period totaled R$ 109.7 million, in comparison to R$ 148.0 million in the third quarter of 2003. In the first nine months of 2004, investments reached R$ 368.8 million against R$ 340.6 million in the same period of 2003. The highlights of the quarter were:

-	Opening of a Pão de Açúcar supermarket in São Paulo;

-	Construction of a Pão de Açúcar store in Brasília and of an Extra store in São Gonçalo (Rio de Janeiro), both opened in the beginning of October;

-	Construction of an Extra store in São Paulo;

-	Stores remodeling, highlighting: 7 Extra stores, 12 Pão de Açúcar stores, and conversion of 16 Barateiro stores into CompreBem format;

-	Conversion of Pão de Açúcar stores into CompreBem format launched at the beginning of 3Q04 concluded;

-	Opening of 1 gas station and construction of 8 additional gas stations;

-	Acquisition of land and investments in IT and logistics.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	3rd Quarter			9 months
	2004	2003	%	2004	2003	%
Gross Sales Revenue	3,760,507	2,989,067	25.8%	10,922,049	9,247,169	18.1%
Net Sales Revenue	3,098,971	2,522,701	22.8%	8,969,809	7,815,828	14.8%
Cost of Goods Sold	(2,174,215)	(1,797,261)	21.0%	(6,330,641)	(5,585,405)	13.3%
Gross Profit	924,756	725,440	27.5%	2,639,168	2,230,423	18.3%
Operating (Expenses) Income Selling	(535,408)	(412,176)	29.9%	(1,543,274)	(1,271,177)	21.4%
General and Administrative	(113,902)	(107,211)	6.2%	(349,420)	(322,189)	8.5%
Total Operating Expenses	(649,310)	(519,387)	25.0%	(1,892,694)	(1,593,366)	18.8%
Earnings before interest, taxes, depreciation, amortization-EBITDA	275,446	206,053	33.7%	746,474	637,057	17.2%
Depreciation	(88,882)	(83,786)	6.1%	(248,326)	(242,795)	2.3%
Amortization of the Deferred Assets	(42,391)	(32,180)	31.7%	(97,705)	(77,530)	26.0%
Earnings before interest and taxes -EBIT	144,173	90,087	60.0%	400,443	316,732	26.4%
Taxes and Charges	(16,514)	(10,741)	53.7%	(46,022)	(32,211)	42.9%
Financial Income	79,249	140,319	-43.5%	245,414	433,363	-43.4%
Financial Expenses	(147,293)	(185,754)	-20.7%	(464,125)	(597,507)	-22.3%
Currency Variation					(4,478)
Net Financial Income (Expense)	(68,044)	(45,435)	49.8%	(218,711)	(168,622)	29.7%
Equity Income/Loss	3,786	(1,364)		2,229	(3,952)
Operating Results	63,401	32,547	94.8%	137,939	111,947	23.2%
Non-Operating Results	87,080	4,514		86,509	8,157
Income Before Income Tax	150,481	37,061	306.0%	224,448	120,104	86.9%
Income Tax	12,399	15,022		6,250	29,330
Income Before Minority Interest	162,880	52,083	212.7%	230,698	149,434	54.4%
Minority Interest	8,117	-		26,423	-
Net Income	170,997	52,083	228.3%	257,121	149,434	72.1%
Net Income excluding Non-Operating Results	83,917	47,569	76.4%	170,612	141,277	20.8%
Net Income per 1,000 shares	1.51	0.46	227.3%	2.26	1.32	71.6%
N° of shares (in thousand)	113,522,239	113,186,139		113,522,239	113,186,139

% of Net Sales	3rd Q/04	3rd Q/03		9 Months/04	9 Months/03
Gross Profit	29.8%	28.8%		29.4%	28.5%
Total Operating Expenses	-21.0%	-20.6%		-21.1%	-20.4%
Selling	-17.3%	-16.3%		-17.3%	-16.3%
General and Administrative	-3.7%	-4.3%		-3.9%	-4.1%
EBITDA	8.9%	8.2%		8.3%	8.2%
Depreciation	-2.9%	-3.3%		-2.8%	-3.1%
Amortization of the Deferred Assets	-1.4%	-1.3%		-1.1%	-1.0%
EBIT	4.7%	3.6%		4.5%	4.1%
Taxes and Charges	-0.5%	-0.4%		-0.5%	-0.4%
Net Financial Income (Expense)	-2.2%	-1.8%		-2.4%	-2.2%
Income Before Income Tax	4.9%	1.5%		2.5%	1.5%
Income Tax	0.4%	0.6%		0.1%	0.4%
Net Income (Loss)	5.5%	2.1%		2.9%	1.9%
Net Income excluding Non-Operating Results	2.7%	1.9%		1.9%	1.8%

Consolidated Income Statement - Corporate Law Method (thousand R$)
ASSETS	3rd Q/04	2nd Q/04	3rd Q/03
Current Assets	2,918,695	2,798,573	2,968,511
Cash and Banks	93,355	93,405	55,885
Short-Term Investments	589,428	481,100	631,658
Credit	327,024	516,910	868,616
Installment Sales	72,319	37,288	149,743
Post-Dated Checks	30,966	22,296	68,876
Credit Cards	173,090	420,303	581,475
Tickets, vouchers and others	54,636	41,933	90,674
Allowance for Doubtful Accounts	(3,987)	(4,910)	(22,152)
Inventories	1,047,608	910,017	811,796
Advances to suppliers and employees	41,621	38,567	41,406
Taxes recoverable	596,392	501,585	355,503
Others	223,267	256,989	203,647
Long-Term Receivables	973,198	908,276	723,914
Deferred Income Tax	325,568	313,162	301,386
Accounts Receivable	316,257	290,382	277,368
Receivables Investment Fund	153,373	135,690	-
Others	178,000	169,042	145,160
Permanent Assets	6,026,457	5,726,394	4,818,600
Investments	602,421	233,312	255,176
Property, Plant and Equipment	4,337,655	4,317,037	3,868,966
Deferred Charges	1,086,381	1,176,045	694,458
Goodwill	1,052,412	1,132,795	622,503
Pre-operatinq expenses	33,969	43,250	71,955
TOTAL ASSETS	9,918,350	9,433,243	8,511,025

LIABILITIES	3rd Q/04	2nd Q/04	3rd Q/03
Current Liabilities	2,783,267	2,574,886	2,596,965
Suppliers	1,246,439	1,086,345	838,640
Financing*	1,159,449	1,155,465	1,489,172
Payable on Purchase of Assets	8,348	11,337	8,923
Debentures	52,358	66,371	39,419
Taxes and Social Contributions	48,142	44,554	53,821
Salaries and Payroll Charges	155,572	142,684	121,201
Dividends	-	-	-
Others	112,959	68,130	45,789
Long-Term Liabilities	2,884,164	2,770,319	2,172,586
Financing*	1,020,374	1,039,920	555,086
Payable on Purchase of Assets	3,069	3,029	2,919
Debentures	523,464	563,334	440,860
Taxes in Installments	335,281	316,196	92,403
Provision for Income Tax	10,472	10,289	46,063
Provision for Contingencies	877,129	837,551	1,028,575
Others	114,375	-	6,680

Minority Interests	223,578	231,695	-

Shareholder's Equity	4,027,341	3,856,343	3,741,474
Capital	3,337,299	3,337,299	2,979,428
Capital Reserves	172,122	172,122	344,242
Profits Reserves	517,920	346,922	417,804
TOTAL LIABILITIES	9,918,350	9,433,243	8,511,025

*CBD is not exposed to exchange variation effects since it contracts swap transactions to CDI (Brazilian Overnight rate) in foreign currency loans.

Gross Sales breakdown per format (R$ thousand)
1st Half	2004	%	2003	%	Var.(%)
Pão de Açùcar	1,976,310	27.6%	2,060,532	32.9%	-4.1%
Extra	3,386,349	47.3%	2,956,325	47.2%	14.5%
ComreBem	1,141,617	15.9%	1,091,925	17.4%	4.6%
Extra Eletro	137,389	1.9%	149,320	2.5%	-8.0%
Sendas*	519,877	7.3%	-	-	-
CBD	7,161,542	100.0%	6,258,102	100.0%	14.4%

3rd Quarter	2004	%	2003	%	Var.(%)
Pão de Açùcar	1,005,156	26.7%	955,976	32.0%	5.1%
Extra	1,765,357	47.0%	1,422,431	47.5%	24.1%
ComreBem	599,600	15.9%	537,186	18.0%	11.6%
Extra Eletro	80,824	2.2%	73,474	2.5%	10.0%
Sendas*	309,570	8.2%		-	-
CBD	3,760,507	100.0%	2,989,067	100.0%	25.8%

9 Months	2004	%	2003	%	Var.(%)
Pão de Açùcar	2,981,466	27.3%	3,016,508	32.6%	-1.2%
Extra	5,151,706	47.2%	4,378,756	47.4%	17.7%
ComreBem	1,741,217	15.9%	1,629,111	17.6%	6.9%
Extra Eletro	218,213	2.0%	222,794	2.4%	-2.1%
Sendas*	829,447	7.6%	-	-	-
CBD	10,922,049	100.0%	9,247,169	100.0%	18.1%

Net Sales breakdown per format (R$ thousand)
1st Half	2004	%	2003	%	Var.(%)
Pão de Açùcar	1,615,631	27.5%	1,714,729	32.4%	-5.8%
Extra	2,756,519	47.0%	2,491,189	47.1%	10.7%
ComreBem	945,993	16.1%	968,952	18.3%	-2.4%
Extra Eletro	104,541	1.8%	118,257	2.2%	-11.6%
Sendas*	448,154	7.6%	-	-	-
CBD	5,870,838	100.0%	5,293,127	100.0%	10.9%

3rd Quarter	2004	%	2003	%	Var.(%)
Pão de Açùcar	827,104	26.7%	794,214	31.5%	4.1%
Extra	1,443,392	46.5%	1,195,977	47.4%	20.7%
ComreBem	498,952	16.1%	474,291	18.8%	5.2%
Extra Eletro	60,782	2.0%	58,219	2.3%	4.4%
Sendas*	268,741	8.7%	-	-	-
CBD	3,098,971	100.0%	2,522,701	100.0%	22.8%

9 Months	2004	%	2003	%	Var.(%)
Pão de Açùcar	2,442,735	27.2%	2,508,943	32.1%	-2.6%
Extra	4,199,911	46.9%	3,687,166	47.1%	13.9%
ComreBem	1,444,945	16.1%	1,443,243	18.5%	0.1%
Extra Eletro	165,323	1.8%	176,476	2.3%	-6.3%
Sendas*	716,895	8.0%	-	-	-
CBD	8,969,809	100.0%	7,815,828	100.0%	14.8%

*Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)
	2003			2004
	3rdQ	4thQ	Year	1stQ	2ndQ	3rdQ
Cash	52.6%	52.0%	53.2%	53.2%	52.1%	51.7%
Credit Card	34.1%	34.9%	33.8%	35.9%	36.4%	36.8%
Food Voucher	7.1%	7.3%	6.9%	6.3%	6.9%	7.1%
Credit	6.2%	5.8%	6.1%	4.6%	4.6%	4.4%
Post-dated Checks	4.1%	3.6%	4.1%	3.4%	3.4%	3.3%
Installment Sales	2.1%	2.2%	2.0%	1.2%	1.2%	1.1%

Data per format on September 30, 2004
	# Checkout	# Employees	# Stores	Sales Area (m2)
Pão de Açúcar	2,514	15,519	199	262,378
Extra	3,431	22,296	71	531,415
CompreBem	1,879	8,936	168	197,171
Extra Eletro	176	617	55	35,452
Sendas	882	5,970	60	109,844
Total Stores	8,882	53,338	553	1,136,260
Administration	-	3,010	-	-
Loss Prevention	-	3,459	-	-
Distribution Centers	-	3,864	-	-
Total CBD	8,882	63,671	553	1,136,260

Stores by format
	Pão de Açúcar	Extra	Extra-Electro	CompreBem	Sendas	CBD*	Sales Area (m2)	Number of Employees
12/31/2003	208	62	55	172	-	497	982,701	55,557
Open		1	1		68	70
Closed			(1)	(12)		(13)
Converted		8			(8	-
6/30/2004	208	71	55	160	60	554	1,149,998	63,688
Open	1					1
Closed	(1)			(1)		(2)
Converted	(9			9		-
9/30/2004	199	71	55	168	60	553	1,136,260	63,671

* CBD opened a new Extra store in Rio de Janeiro, a new Pão de Açúcar store in DF, closed a Pão de Açúcar store and a Extra Eletro store in Sao Paulo in the beginning of 4Q04. Therefore the most updated number of stores is 553 units.

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	3rdQ/04	3rdQ/03	Var.(%)	9 Months/04	9 Months/03	Var.(%)
Pão de Açúcar	1,262	1,163	8.5%	1,226	1,172	4.6%
Extra	1,107	1,043	6.1%	1,098	1,067	2.9%
CompreBem	998	883	13.0%	951	925	2.8%
Extra Eletro	754	720	4.7%	675	727	-7.2%
CBD	1,113	1,033	7.7%	1,087	1,057	2.8%

Gross sales per employee/month

	3rdQ/04	3rdQ/03	Var.(%)	9 Months/04	9 Months/03	Var.(%)
Pão de Açúcar	21,420	18,756	14.2%	21,433	19,200	11.6%
Extra	26,679	24,144	10.5%	26,270	24,952	5.3%
CompreBem	22,221	19,474	14.1%	21,483	19,265	11.5%
Extra Eletro	43,401	36,980	17.4%	37,876	36,111	4.9%
CBD	24,324	21,431	13.5%	23,916	21,839	9.5%

Average ticket - Gross sales

	3rdQ/04	3rdQ/03	Var.(%)	9 Months/04	9 Months/03	Var.(%)
Pão de Açúcar	23.1	22.1	4.5%	23.0	22.5	2.2%
Extra	46.1	45.3	1.8%	46.3	45.9	0.9%
CompreBem	17.6	16.5	6.7%	17.4	17.0	2.4%
Extra Eletro	368.9	360.5	2.3%	354.5	359.2	-1.3%
CBD	29.8	27.9	6.8%	29.5	28.4	3.9%

Gross sales per checkout/month

	3rdQ/04	3rdQ/03	Var.(%)	9 Months/04	9 Months/03	Var.(%)
Pão de Açúcar	132,005	119,792	10.2%	127,438	120,996	5.3%
Extra	171,106	155,495	10.0%	169,322	158,887	6.6%
CompreBem	105,981	95,977	10.4%	102,780	99,332	3.5%
Extra Eletro	151,736	145,073	4.6%	135,758	146,913	-7.6%
CBD	143,124	128,766	11.2%	139,457	131,362	6.2%

* Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

The productivity indexes, above mentioned, don’t reflect stores operations under Sendas and Bon Marché banners, which were incorporated on February 1, 2004.

3Q04 Results Conference Call

CBD will promote 3Q04 earnings release conference calls on Friday, October 29, 2004.

Local Conference Call:
At 12:00 am (Brazilian time). To register, please call (55 11) 2101-0099 a few minutes prior to the beginning of the conference call. Replay wil be available after the end of the call on (55-11) 2101-1490.

International Conference Call:
At 10:30 am (Brazilian time); 9:30 am (ET USA). To register, please call (+1 973) 935-2401 a few minutes prior to the beginning of the conference call (code: 5293964).
Live webcast available at CBD's website: www.cbd-ri.com.br/eng.
Replay will be available after the end of the call on (+1 973) 341-3080 (code: 5293964).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Fernando Tracanella Investor Relations Director Daniela Sabbag Coordinator Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677 Email: cbd.ri@paodeacucar.com.br	MZ Consult Tereza Kaneta Phone: 55 (11) 5509 3772 E-mail: tereza.kaneta@mz-ir.com

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets, and are therefore subject to change.